                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (Rule 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             Rare Medium Group, Inc.
                             -----------------------
                       (Name of Subject Company (Issuer))

                             AP/RM Acquisition, LLC
                             ----------------------
                        (Name of Filing Persons (Offeror)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                           (Title of Class Securities)

                                    75382N109
                   ------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Michael D. Weiner
                             AP/RM Acquisition, LLC
                             Two Manhattanville Road
                            Purchase, New York 10577
                                 (914) 694-8000
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                              Paul A. Belvin, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000

                            CALCULATION OF FILING FEE


        Transaction Valuation                         Amount of Filing Fee
        ---------------------                         --------------------
          Not Applicable                                 Not Applicable

|_|  Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    N/A            Filing Party: :   N/A
                           ---                              ---
Form or Registration No.:  N/A            Date Filed: :     N/A
                           ---                              ---

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X| third-party tender offer subject to Rule 14d-1.
     |_| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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Rare Medium Group, Inc.               Contact:
44 W. 18th St., 6th Floor             Craig Chesser
New York, New York  10011             Senior Vice President, Finance & Treasurer
                                      646-638-1306
FOR IMMEDIATE RELEASE                 info@raremedium.com

--------------------------------------------------------------------------------

                              RARE MEDIUM ANNOUNCES
                 SETTLEMENT OF CLASS ACTION LITIGATION, PROPOSED
                     REVERSE STOCK SPLIT AND RIGHTS OFFERING

New York, NY April 3, 2002 - Rare Medium Group, Inc. (NASDAQ: RRRR) announced today an agreement to settle outstanding class action litigation pending in the Delaware Court of Chancery in which the law firm of Milberg Weiss Bershad Hynes & Lerach LLP serves as lead counsel to the class action plaintiffs. In connection with the settlement, the Company also announced its intention to effect a one for ten reverse stock split and to commence a rights offering which will allow stockholders to purchase shares of common stock of the Company at a discount to the market price. The reverse stock split and rights offering are subject to stockholder approval.

The reverse stock split is intended to assist the Company in meeting The Nasdaq National Market's minimum closing bid price requirement of $1.00 per share.

"We believe it is in the best interests of the stockholders and the Company to remain listed on a national trading market such as Nasdaq and are, therefore, proposing a reverse stock split to our stockholders," said Glenn S. Meyers, Chairman and CEO of Rare Medium.

In the proposed rights offering, common stockholders of Rare Medium will receive non-transferable rights to purchase one additional share of common stock of the Company for each share held as of a record date to be established. The price at which the additional shares may be purchased will represent a 15% discount to the market price of the Company's common stock at the time the rights offering is commenced, but will be no more than $0.33 per share and no less than $0.18 per share. All stockholders who fully exercise their subscription rights will also have an over-subscription right to acquire any shares which are not purchased by other stockholders, subject to a pro rata limitation in the event the rights offering is oversubscribed. The rights offering is expected to commence within 60 days, promptly following registration of the shares subject to the offering.

If approved by stockholders, it is expected that the reverse stock split will be effected promptly following the closing of the rights offering. Accordingly, there will be no adjustment to the subscription price in the rights offering as a result of the reverse stock split.

The owners of Rare Medium's outstanding preferred stock, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and AIF IV/RRRR LLC, (the "Preferred Stockholders"), who also own 12,709,499 shares of common stock, have purchased in advance 38,765,848 shares of non-voting common stock which equals the number of shares of voting common stock that they would otherwise have been entitled to purchase in the rights offering. The Preferred Stockholders paid $0.255 per share for an aggregate amount of $9,885,291. This purchase price will be adjusted to the subscription price established at the commencement of the offering for other stockholders who will have the right to purchase voting common stock. Any shares issued to the Preferred Stockholders in connection with their advance purchase or pursuant to their over-

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subscription rights will consist of non-voting common stock and will therefore not increase the current 29.9% voting percentage of the Preferred Stockholders. Subject to stockholder approval, the Preferred Stockholders may exchange the non-voting common stock for voting common stock in connection with limited transfers to third parties or to maintain their 29.9% voting percentage if it would otherwise be reduced below 29.9%.

In connection with the rights offering and the settlement of the Company's outstanding class action litigation, the Preferred Stockholders have agreed, subject to court approval of the settlement agreement, to cancel 20% of the warrants to purchase common stock held by them and to elect to receive dividends on their preferred stock in the form of additional shares of preferred stock, in lieu of cash, through June 30, 2004. Such dividends would have otherwise become payable in cash at the option of the Preferred Stockholders beginning with the quarter ended September 30, 2002.

Proceeds from the rights offering will be used to supplement the Company's cash resources, to satisfy the Company's ongoing cash requirements, including its general and administrative expenses, and to take advantage of business opportunities, including maintaining or increasing the Company's stake in the Mobile Satellite Ventures joint venture. Depending on the subscriptions received pursuant to the rights offering, the Company may, based on current market prices, raise up to $23 million pursuant to the advance purchase and the rights offering.

"We believe that a rights offering is a cost-effective way to raise capital, which will allow all of our shareholders to participate in the Company's future. We are also pleased with the advance purchase by the Preferred Stockholders, which we view as a cornerstone to ensuring the success of the rights offering," said Mr. Meyers.

The Company also announced that, as part of a settlement of the outstanding class action litigation, AP/RM Acquisition, LLC, an affiliate of the Preferred Stockholders, has agreed to commence promptly a cash tender offer for up to 15,002,909 shares, or approximately 23%, of Rare Medium's common stock, at a price of 105% of the average closing prices of the common stock for the five trading days prior to the commencement of the tender offer, but in no event greater than $0.33 per share or less than $0.23 per share. The tender offer is intended to provide additional liquidity for Rare Medium's common stockholders and, thereby, provide near term support for the market price of the Company's common stock. The tender offer will be concluded prior to commencement of the rights offering. The Board of Directors will not be making any recommendation with respect to the tender offer, and stockholders are urged to make their own decision with respect to the tender offer. The Preferred Stockholders have agreed that all tendered shares which would otherwise collectively entitle them and their affiliates to more than 29.9% of the voting power of the Company will be voted pro rata with all votes cast by holders of common stock.

Rare Medium also announced that, in connection with the transactions announced today, it has agreed to settle all outstanding claims relating to the pending stockholder class action lawsuits. The settlement agreement will be subject to court approval which will be sought promptly. As part of the settlement, Rare Medium has agreed with counsel for the plaintiffs to pay $100,000 in cash and issue shares of its common stock with a value of $1,000,000 based on the tender offer price as plaintiffs' counsels' fees and expenses.

In accordance with applicable law and the rules of the NASD, the reverse stock split and the rights offering are subject to stockholder approval. The Preferred Stockholders have committed to vote their shares in favor of the reverse stock split and the rights offering at the special

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stockholders' meeting to be called to consider these matters. Rare Medium expects to file a proxy statement and registration statement with the Securities and Exchange Commission shortly.

                                      * * *

A registration statement relating to the securities mentioned in this press release will be filed with the Securities and Exchange Commission. The securities mentioned in the press release may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities mentioned in the press release in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Stockholders should read AP/RM Acquisition, LLC's tender offer statement and the Company's recommendation statement regarding AP/RM Acquisition, LLC's tender offer when they become available because they will contain important information. AP/RM Acquisition, LLC's tender offer statement and the Company's recommendation statement and other filed documents will be available for free at the Securities and Exchange Commission website, www.sec.gov. The recommendation statement and the registration statement relating to the securities mentioned in this press release will also be available for free from the Company; and AP/RM Acquisition, LLC's tender offer statement mentioned in this press release will also be available for free from AP/RM Acquisition, LLC.

This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the consummation of the proposed transactions described above. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic conditions, competition, regulatory approvals necessary for Mobile Satellite Ventures to develop a business combining satellite operations with terrestrial base stations and the liquidity of XM Satellite Radio common stock. Important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements are detailed in the documents filed by Rare Medium with the Securities and Exchange Commission including but not limited to those contained under the Risk Factors section of the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 20, 2002. The Company assumes no obligation to update these forward-looking statements to reflect actual results, changes in risks, uncertainties or assumptions underlying or affecting such statements or for prospective events that may have a retroactive effect.

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